CETERA ADVISORS LLC AND SUBSIDIARY
(SEC I.D. No. 8-26892)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response… 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-26892

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/19____AND ENDING_____12/31/19_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisors LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse, Suite 600
  (No. and Street)

Denver   CO   80237
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Bowman   (619) 881-5262
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
                          (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700   Los Angeles   California   90013
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).SEC 1410 (06-02



OATH OR AFFIRMATION

I, Timothy Bowman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and unconsolidated supplemental schedules pertaining to Cetera Advisors LLC and Subsidiary (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/28/2020

Signature Date

SVP FINANCE - FINOP

Title

[signature] 2/28/2020

Notary Public

SHANNON R. CONDRA
Notary Public - California
San Diego County
Commission # 2157322
My Comm. Expires Jul 17, 2020

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Income
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements).
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements).
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Cetera Advisors LLC and Subsidiary (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2016.

CETERA ADVISORS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 20,464,928
Fees and commissions receivable	19,393,205
Receivable from clearing broker	806,693
Other receivables	3,854,914
Deferred charges	3,860,623
Related party receivables	442,066
Other assets, net of allowance of $226,823	1,779,690
Total assets	**$ 50,602,119**

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions and fees payable	$ 16,878,300
Accrued expenses and accounts payable	1,024,573
Accrued compensation	868,513
Deferred revenue	1,040,541
Regulatory and litigation reserves	3,294,904
Other liabilities	1,111,817
Total liabilities	24,218,648
COMMITMENTS AND CONTINGENCIES (NOTE 8)	
MEMBER'S EQUITY	26,383,471
Total liabilities and member's equity	**$ 50,602,119**

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

CETERA ADVISORS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisors LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company and its subsidiary, Cetera Advisors Insurance Services LLC, provide brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2019, securities owned of $189,831 are included in other assets. Securities sold, not yet purchased of $248,422 are included in Other Liabilities. See Note 3 – Fair Value Measurements for more information.

Deferred Charges

Deferred charges primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The recruiting allowances are amortized over the advisor's estimated useful life of approximately 20 years while transition allowances are typically amortized over the estimated customer useful life of 5 years. As of December 31, 2019, the Company had unamortized deferred charges of $3,860,623.

Other Assets

Other assets include financial advisor notes receivable and advances. The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of another loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented as deferred charges on the Company's Consolidated Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. See Deferred Charges above.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Targeted Improvements, ASU 2018-20, Narrow Scope Improvements for Lessors

and 2019-01, Codification Improvements. Under Topic 842, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Statement of Income. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company recorded an ROU asset of $796,299 and a lease liability of $796,299 for an operating lease on the date of adoption. The ROU asset and lease liability balances were $330,301 and $355,593 respectively, on the Consolidated Statement of Financial Condition as of December 31, 2019. ROU assets are reported in Other Assets in the Company's Consolidated Statement of Financial Condition. Lease liabilities are reported in Other Liabilities in the Company's Consolidated Statement of Financial Condition. The future minimum rent payments remaining under the lease total $362,490 as of December 31, 2019.

 In December 2019, the FASB issued ASU 2019-12, "Simplifying Accounting for Income Taxes", which modifies ASC 740, Income Taxes, as part of its simplification initiative. ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company early adopted ASU 2019-12 for the year ended December 31, 2019 and, therefore has not included deferred tax assets and liabilities within the Consolidated Statement of Financial Condition as it is a single member LLC that is disregarded by the taxing authority and not subject to income tax on a stand-alone basis. The adoption did not have a material impact on this Consolidated Statement of Financial Condition.

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on this Consolidated Statement of Financial Condition.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on this Consolidated Statement of Financial Condition.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value

hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2019 there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2019 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 5,939,839	$ -	$ -	$ 5,939,839
Securities owned - recorded in other assets:				
Mutual funds	133,526	-	-	133,526
Corporate bonds	-	56,305	-	56,305
Total securities owned	133,526	56,305	-	189,831
Total	$ 6,073,365	$ 56,305	$ -	$ 6,129,670

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Corporate bonds	$ -	$ 248,422	$ -	$ 248,422
Total	$ -	$ 248,422	$ -	$ 248,422

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1. Corporate bonds are fair valued by management using third-party pricing services and are classified within Level 2.

NOTE 4 – ADVISOR NOTES RECEIVABLE AND ADVANCES

The following table presents a summary of the activities in the Company's advisor notes receivable which is included in other assets for the year ended December 31, 2019.

	Forgivable loans	Total
Beginning balance, net of allowance	$ 103,694	$ 103,694
Interest accruals	5,655	5,655
Collections	(33,762)	(33,762)
Forgiveness/amortization	(15,833)	(15,833)
Provision for bad debt	28,401	28,401
Ending balance, net of allowance	$ 88,155	$ 88,155

The following table presents a summary of the activities in the Company's allowance for doubtful notes receivable due from financial advisors for the year ended December 31, 2019.

	Forgivable loans	Total
Beginning balance	$ 135,888	$ 135,888
Provision for bad debt	(28,401)	(28,401)
Charge off - net of recoveries	(26,268)	(26,268)
Total change	(54,669)	(54,669)
Ending balance	$ 81,219	$ 81,219

The Company also periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for

uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses incurred as of the reporting period end. Included in other assets, outstanding advances due from advisors was $333,597 net of allowance of $145,604 at December 31, 2019.

The following table presents a summary of the activities in the Company's allowance for doubtful commission advances due from financial advisors for the year ended December 31, 2019:

Beginning balance	$ 100,639
Provision for bad debt	23,201
Charge off - net of recoveries	21,763
Total change	44,964
Ending balance	$ 145,604

NOTE 5 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an Internal Revenue Code Section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2019 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 6 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including assets under management, sales volume, number of personnel, and producing advisors. During the year ended December 31, 2019, Cetera Financial charged the Company expenses, which are included in related party expense allocations in the Consolidated Statement of Income. Such expenses include overhead services related to finance and administration, operations, IT, strategic integration, and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2019, outstanding receivables from Cetera Financial of $435,038 were included in related party receivables.

The related party receivable of $442,066 included in the Consolidated Statement of Financial Condition is net of related party payables of $21,119 to other affiliates. The related party receivable of $463,185 relates to $435,038 receivable from Cetera Financial and $28,147 receivable from other affiliates.

Cetera Financial is also the originator on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of 3 to 12 years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

Cetera Investment Services LLC, an affiliate, provides custodial services for certain customer retirement accounts of the Company.

NOTE 7 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company is being investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. The Company has recognized a liability as it believes it is probable a liability has occurred and disgorgement costs related to remediating the claims asserted have been estimated to be $1.7 million, inclusive of any applicable interest or civil penalties.

Defense costs related to legal and regulatory proceedings are expensed as incurred and classified as professional services within the Consolidated Statement of Income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

We have identified certain other pending matters for which a loss is reasonably possible but not currently feasible to reasonably estimate the amount or a range of reasonably possible loss. The Company does not believe, based on currently available information, that the outcomes of any such matters will have a material adverse effect on the Company's financial condition.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At the Company complied with such requirement.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2019, the Company had net capital of $10,234,665, which was $9,984,665 in excess of required net capital of $250,000.

NOTE 10 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 11 - CONSOLIDATED SUBSIDIARY

The following is a summary of certain consolidating financial information of the Company's consolidated subsidiary, Cetera Advisors Insurance Services LLC, as of December 31, 2019.

Total assets	$	7,313
Total liabilities		46,492
Member's deficit	$	(39,179)

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date this financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in this financial statement.

* * * * * *